                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of November 2002
                 -------- ----

                       FLETCHER CHALLENGE FORESTS LIMITED
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


             8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
-------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  A  Form 40-F
               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes          No  A
         ---         ---

     (If "Yes is marked indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-         .)
                                                       ---------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
     OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             FLETCHER CHALLENGE FORESTS LIMITED
                                             ----------------------------------



Date November 14, 2002



                                         /s/ P M GILLARD
                                             SECRETARY
                                             ---------

                        [FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                          ANNUAL SHAREHOLDER MEETING -
                                 VOTING OUTCOME


Auckland, 13 November 2002 - All resolutions put to shareholders at the Company's Annual Shareholder's Meeting today were passed with the required majority, including resolutions in respect of the reappointment of M J Andrews and M C Walls as Directors, authorising the Directors to fix the auditors' remuneration for the ensuing year and adopting amendments to the Constitution to satisfy the requirements of a full listing on the Australian Stock Exchange.

Resolutions were also passed to enable a consolidation of the Company's share capital, and the Board has today resolved to consolidate the ordinary shares and the preference shares of the Company on a 5:1 basis. Brief details of the consolidation are as follows:

o The record date for the consolidation will be Friday, 29 November 2002, with the consolidation taking effect following close of business on that day.

o All shareholders on the register at close of business on that record date will have each five Ordinary shares they hold consolidated into one Ordinary share, and each five Preference shares consolidated into one Preference share.

o Fractional entitlements to Ordinary shares or Preference shares will be rounded up.

o As a result of a consequential amendment to the Constitution approved by shareholders today, the Preference shares will retain their existing preferential rights following the consolidation. Otherwise, the Ordinary shares and Preference shares will retain their existing rights, privileges and restrictions.

The number of ordinary American Depositary Shares (ADSS), and Series A American Depositary Shares (SERIES A ADSS), on issue will also be consolidated on a 5:1 basis. This will allow the ratio of ADSs and Series A ADSs to the underlying Fletcher Challenge Forests Limited security to remain unchanged. The effective date for this consolidation will also be 29 November 2002.

Consistent with market practice and the terms of the deposit agreement with the Company's Depositary, Citibank, N.A., fractional entitlements of American Depositary Receipt holders and Series A American Depositary Receipt holders to ADSs and Series A ADSs will be sold by Citibank, N.A. The net proceeds will be provided to the relevant American Depositary Receipt holder upon delivery to Citibank, N.A. of the relevant American Depositary Receipt certificate.

A copy of the Chairman's address to the Annual Shareholder's Meeting is available on the company's website at http://www.fcf.co.nz.




Ends





-------------------------------------------------------------------------------

To:   BUSINESS EDITOR        From:       Paul Gillard
                                         Company Secretary & General Counsel
                                         FLETCHER CHALLENGE FORESTS

Fax:  AUTO                   Telephone:  64-9-571 9846
                             Mobile:     0274 320 310
                             Fax:        64-9-571 9872

Please note: If you do not receive 2 pages (including this page), or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at
http://www.fcf.co.nz.
--------------------

-------------------------------------------------------------------------------

                       [FLETCHER CHALLENGE FORESTS LOGO]

                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).




                   VOTES CAST AT ANNUAL SHAREHOLDERS' MEETING



Auckland, 14 November 2002 - The following is a summary of the votes cast at Fletcher Challenge Forests' Annual Shareholders' Meeting, held on 13 November 2002.

------------------------------------ --------------- ---------------- ------------ ----------------- -------------
                                        TOTAL VOTES        VOTES FOR   PERCENTAGE     VOTES AGAINST    PERCENTAGE
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Re-elect M J Andrews                  1,303,005,687    1,187,382,219      91.13         115,623,468        8.87
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Re-elect M C Walls                    1,243,081,868    1,198,799,386      96.44          44,282,482        3.56
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Fix Auditors' remuneration            1,304,316,799    1,291,507,005      99.02          12,809,794        0.98
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Amend Constitution in relation to
consolidation of shares               1,244,463,147    1,182,956,727      95.06          61,506,420        4.94
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Amend Constitution in relation to     1,243,705,686    1,204,812,850      96.87          38,892,836        3.13
Australian Stock Exchange Listing
------------------------------------ --------------- ---------------- ------------ ----------------- -------------




Ends



-------------------------------------------------------------------------------

To:     BUSINESS EDITOR        From:       Paul Gillard
                                           Company Secretary & General Counsel
                                           FLETCHER CHALLENGE FORESTS

Fax:    AUTO                   Telephone:  64-9-571 9846
                               Mobile:     0274 320 310
                               Fax:        64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at
http://www.fcf.co.nz.
--------------------

-------------------------------------------------------------------------------